Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY  10005
(212) 530-5000

November 15, 2010

Re:	Compañía de Minas Buenaventura S.A.A., File No. 001-14370
Form 20-F for the Fiscal Year Ended December 31, 2009, Filed June 11, 2010

H. Roger Schwall
Craig H. Arakawa
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Dear Messrs. Schwall and Arakawa:

Thank you for taking our recent calls.  As we discussed on the calls, Carlos Gálvez, Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the “Company”), has requested, on behalf of the Company, an extension to respond to the Staff’s comments raised in the Staff’s letter to the Company dated November 5, 2010 relating to the Staff’s review of the above-referenced filing.  The Company has requested the extension to enable the Company to ensure that the Company’s mining engineers, internal accounting group and external Peruvian and U.S. independent auditors, as well as the mining engineers, internal accounting group and external Peruvian and U.S. independent auditors of Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and their respective parent companies, have sufficient time to coordinate detailed responses to the Staff’s comments.  You indicated in today’s call that the Staff would grant the Company an extension for responding to the Staff’s letter to the week of December 13, 2010.  The Company very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

Sincerely yours,

/s/ Arnold B. Peinado, III

cc:	Carlos Gálvez
Compañía de Minas Buenaventura S.A.A.